Exhibit 1

EXECUTION COPY

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of June 27, 2018, by and between Wincore Holdings Limited, a limited liability company (“Shareholder”) and ZALL CROSS-BORDER E-COMMERCE INVESTMENT COMPANY LIMITED (“Lead Voter”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Fourth Amended and Restated Memorandum and Articles of Association of LightlnTheBox Holding Co. Ltd. (the “Company”), as amended or restated from time to time (the “Restated Articles”).

RECITALS

A.            Shareholder holds 7,456,641 of ordinary shares of the Company (the “Shares”).

B.            Shareholder is entering into this Agreement pursuant to agreement among the parties, which requires that, during the In-Concert Term of this Agreement as specified in Section III.1 hereof (the “In-Concert Term”), Shareholder votes in accordance with Lead Voter’s discretion all of its Shares from time to time held (the “Acquired Shares”) pursuant to the Restated Articles in the manner set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

I.
VOTING

I.1.          Voting Arrangements.  Shareholder hereby agrees that Lead Voter shall have the right to require that Shareholder votes all Acquired Shares (including to attend any meeting of shareholders where such vote shall be cast), in Lead Voter’s sole discretion, whether at a meeting of shareholders or through the solicitation of a written consent of shareholders (whether of any individual class or series of shares or of multiple classes or series of shares voting together), in respect of any matter in Lead Voter’s discretion and Shareholder agrees to so vote all Acquired Shares and to attend any such meeting of shareholders where such vote shall be cast, provided that in each case subject to and limited by the approval rights of the Shareholder if the matter may have or imply any material negative effect on the value of the Acquired Shares. For the avoidance of doubt, Shareholder has not received and shall not receive any consideration by entering into this Agreement.

I.2           Revocability.  During the In-Concert Term, the rights granted by Shareholder pursuant to this Section I are conditioned upon each of the following: (i) Lead Voter, together with its affiliates, shall remain the single largest shareholder of the Company with respect to percentage of ownership of ordinary shares on a fully diluted and as-converted basis; and (ii) Mr. Zhi YAN shall remain the most significant direct or indirect shareholder of Lead Voter with respect to percentage of ownership of share capital on a fully diluted and as-converted basis or remain as the chairman of the board of directors of Lead Voter.

II
ADDITIONAL AGREEMENTS

II.1.        Acquisition of Shares; Share Splits, Dividends, Etc.  In the event Shareholder hereafter acquires additional voting securities of the Company or in the event of any issuance of shares of the Company’s voting securities hereafter to Shareholder in respect of the Acquired Shares (including in connection with any shares split, shares dividend, recapitalization, reorganization, or the like), such additional shares shall automatically become subject to this Agreement.

II.2.        Specific Enforcement.  It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order.  Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

II.3.        Lead Voter Liability.  In voting the Acquired Shares in accordance with Section I.1 hereof, Shareholder shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which Shareholder may do or refrain from doing in good faith. The Lead Voter shall acknowledge and assume that Shareholder lacks access to the same information based on which it votes its shares or exercises its rights under Section I.1 hereof. In the case of any claims, disputes, or potential liability that may arise out of this Agreement, Lead Voter shall indemnify, defend and hold harmless Shareholder from and against any and all claims, losses, damages, liabilities, obligations, fees or expenses (including reasonable attorneys’ fees and expenses) sustained or incurred by Shareholder in connection with, arising out of, or as a result thereof.

III
TERMINATION

III.1.       Term.  This Agreement shall become effective upon June 27, 2018 (the “Effective Date”), and shall terminate at the earlier of (i) the third anniversary of the Effective Date, or (ii) pursuant to Section III.2 or III.3 below.

III.2.       Termination upon Certain Actions.  This Agreement shall terminate in its entirety, and neither Lead Voter nor Shareholder shall have any further rights or obligations hereunder (other than the obligations arising out of any breach of this Agreement prior to its termination), upon the earliest to occur of: (i) Lead Voter, together with its affiliates, shall no longer remain the single largest shareholder of the Company with respect to percentage of ownership of ordinary shares on a fully diluted and as-converted basis; and (ii) Mr. Zhi YAN shall no longer remain the most significant direct or indirect shareholder of Lead Voter with respect to percentage of ownership of share capital on a fully diluted and as-converted basis or remain as the chairman of the board of directors of Lead Voter.

III.3.       Termination upon Transfer of Acquired Shares.   In addition, this Agreement shall cease to apply to any Acquired Shares that are transferred by Shareholder to a third party; provided that this Agreement shall continue to apply to any other Acquired Shares that continue to be held by Shareholder, or any person controlling, controlled by or under common control with Shareholder, until otherwise terminated pursuant to this Section III. For the avoidance of doubt, subject to applicable securities laws, nothing under this Agreement shall be construed as restriction on Shareholder’s right to sell, pledge, or otherwise transfer securities interest in with respect to the Acquired Shares.

IV.
MISCELLANEOUS

IV.1.       No Ownership Interest.  Except as provided for in this Agreement, nothing contained in this Agreement shall be deemed to vest in any party other than Shareholder any direct or indirect ownership or incidence of ownership of or with respect to any Shares held by Shareholder and all rights, ownership and economic benefits of and relating to such Shares shall remain vested in and belong to Shareholder.

IV.2        Interpretation.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  No provision of this Agreement shall be construed to require Shareholder or Lead Voter or any of their respective subsidiaries or affiliates to take any action that would violate any applicable law.

IV.3.       Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

IV.4.       Entire Agreement.  This Agreement together with the Restated Articles, and other documents contemplated by this Agreement constitute the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

IV.5.       Amendment and Waiver.  This Agreement may not be amended, modified or supplemented, and no provision hereof may be waived, except by a written instrument executed by Shareholder and Lead Voter.  Any amendment, modification, supplement or waiver in accordance with this Section IV.5 shall be binding upon all parties hereto, whether or not such party has executed such amendment or waiver.  No failure or delay by any party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy.  Without limiting the foregoing, no waiver by any party of any breach by the other parties of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

IV.6.       Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, heirs, executors, administrators and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.  This Agreement and the rights and obligations therein may not be assigned by Lead Voter without the prior written consent of Shareholder.  Without limiting the foregoing, Lead Voter may assign all or any portion of its obligations hereunder to one or more of its Affiliates or to any other Persons associated with Lead Voter or its direct or indirect owners.

IV.7.       Governing Law.  This Agreement shall be governed by and construed exclusively in accordance with the laws of the State of California, without regard to principles of conflict of laws thereunder.

IV.8.       Dispute Resolution.  Any dispute, controversy or claim (each, a “Dispute”) arising out of  or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other.  The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.  There shall be one (1) arbitrator.  The HKIAC Council shall select the arbitrator, who shall be qualified to practice law in Hong Kong.  The arbitral proceedings shall be conducted in English.  To the extent that the HKIAC Rules are in conflict with the provisions of this Section, including the provisions concerning the appointment of the arbitrators, the provisions of this Section shall prevail.  Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.  The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.  The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the governing laws as set forth in Section IV.7 hereof.  Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.  During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

IV.9.       Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.  Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

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IN WITNESS WHEREOF, Shareholder and Lead Voter have caused this Voting Agreement to be duly executed as of the day and year first above written.

LEAD VOTER

ZALL CROSS-BORDER E-COMMERCE INVESTMENT COMPANY LIMITED

/s/Yan Zhi
Name: Yan Zhi
Title: Director

[SIGNATURE PAGE TO VOTING AGREEMENT]

IN WITNESS WHEREOF, Shareholder and Lead Voter have caused this Voting Agreement to be duly executed as of the day and year first above written.

SHAREHOLDER

Wincore Holdings Limited

/s/ Quji (Alan) Guo
Name: Quji (Alan) Guo
Title: Director

[SIGNATURE PAGE TO VOTING AGREEMENT]